March 13, 2001

Mr. Joseph T. Kaminski
N-Vision Technology, Inc.
11931 Wickchester, Suite 201
Houston, TX 77043

Dear Mr. Kaminski,

This is to confirm that the client-auditor relationship between Ponder Industries, Inc.(Commission File Number 0-18656)and Arthur Andersen LLP has ceased. We became aware on March 7, 2001 that the client-auditor relationship had ceased.

Very truly yours,

/s/ Arthur Andersen LLP

Copy to:
SEC Office of Chief Accountant